    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 7, 2000

                                                     REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-8
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                           CDW COMPUTER CENTERS, INC.
               (EXACT NAME OF REGISTRANT AS SPECIFIED IN CHARTER)

           ILLINOIS                          5961                         36-3310735
(STATE OR OTHER JURISDICTION OF  (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NO.)

                           200 NORTH MILWAUKEE AVENUE
                          VERNON HILLS, ILLINOIS 60061
                                 (847) 465-6000
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                      NONSTATUTORY STOCK OPTION AGREEMENTS

                               MICHAEL P. KRASNY
                            CHIEF EXECUTIVE OFFICER
                           CDW COMPUTER CENTERS, INC.
                           200 NORTH MILWAUKEE AVENUE
                          VERNON HILLS, ILLINOIS 60061
                                 (847) 465-6000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                                   Copies to:
                              ALAN B. PATZIK, ESQ.
                            STEVEN M. PREBISH, ESQ.
                          PATZIK, FRANK & SAMOTNY LTD.
                             150 SOUTH WACKER DRIVE
                                   SUITE 900
                            CHICAGO, ILLINOIS 60606
                                 (312) 551-8300

                        CALCULATION OF REGISTRATION FEE

--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------
                                                                 PROPOSED           PROPOSED
                                                             MAXIMUM OFFERING        MAXIMUM           AMOUNT OF
TITLE OF EACH CLASS OF SECURITIES              AMOUNT TO         PRICE PER          AGGREGATE        REGISTRATION
TO BE REGISTERED                           BE REGISTERED(1)      SHARE(2)        OFFERING PRICE         FEE(3)
--------------------------------------------------------------------------------------------------------------------
Shares of Common Stock, $.01 par value per      100,000
 share....................................      shares            $20.00           $2,000,000            $528
--------------------------------------------------------------------------------------------------------------------
--------------------------------------------------------------------------------------------------------------------

(1) This figure represents shares subject to stock options granted under Nonstatutory Stock Option Agreements. Pursuant to Rule 416 under the Securities Act of 1933, there are registered hereunder such indeterminate number of additional shares as may be issued pursuant to the stock options granted under the Nonstatutory Stock Option Agreements as a result of the antidilution provisions contained in the agreements.

(2) This figure reflects the price at which the stock options granted under the Nonstatutory Stock Option Agreements are exercisable.

(3) This figure is calculated pursuant to Rule 457(h)(i) under the Securities Act of 1933 (for shares subject to presently outstanding stock options).
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                     PART I
              INFORMATION REQUIRED IN THE SECTION 10(a) PROSPECTUS

     Item 1. Plan Information.*

     Item 2. Registrant Information and Employee Plan Annual Information.*

-------------------------
* Information required by Part I to be contained in the Section 10(a) prospectus is omitted from this Registration Statement in accordance with Rule 428 under the Securities Act of 1933 and the "Note" to Part I of Form S-8.

     Pursuant to General Instruction C to Form S-8, included on the immediately following pages is a "reoffer" Prospectus for use by two officers of CDW Computer Centers, Inc. in connection with the reoffer and resale of control securities to be acquired by said officers under employee benefit plans.

                                  CDW COMPUTER
                                 CENTERS, INC.
[CDW LOGO]
                                                                      [CDW LOGO]

                                 100,000 SHARES
                                  COMMON STOCK

     We have prepared this Prospectus, which is commonly referred to as a "reoffer prospectus," to enable two of our officers to offer and sell shares of our Common Stock which are subject to stock options they received under Nonstatutory Stock Option Agreements. We have identified the selling shareholders on page 13 of this Prospectus. All of the net proceeds will be paid to the selling shareholders.

     Our Common Stock is traded in the over-the-counter market and quoted on The Nasdaq National Market under the symbol CDWC. The closing sale price of our Common Stock on January 6, 2000 as reported by Nasdaq was $65.56 per share. We have included quarterly price information for our Common Stock under "Price Range of Common Stock" on page 12 of this Prospectus.

     See "Risk Factors" on page 5 to read about factors that you should consider before buying shares of our Common Stock.

                            ------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

                                                           PER SHARE              TOTAL
Price to public..........................................   $66.31              $6,631,000
Brokerage commission.....................................    $0.06                  $6,000
Proceeds to the selling shareholders.....................   $66.25              $6,625,000

                            ------------------------

We estimated the "price to public" and "brokerage commission" figures solely for reporting purposes. The "price to public" figures are based on the average trading prices for our Common Stock on January 6, 2000. The actual price will vary because the stock options to which the shares are subject become exercisable over the next two years and the selling shareholders may exercise the stock options and sell the shares at different times. The selling shareholders are responsible for paying brokers' commissions.

                                JANUARY 7, 2000

                                    SUMMARY

     The following summary highlights selected information from this Prospectus and the documents incorporated by reference in this Prospectus. It does not contain all of the information that is important to you. You should carefully read this entire Prospectus and the documents incorporated by reference in this Prospectus before making an investment in the Common Stock. The terms "we," "us" and "our" as used in this Prospectus refer to CDW Computer Centers, Inc. (the "Company") and its operating subsidiaries, collectively.

                                  OUR COMPANY

     CDW Computer Centers, Inc. is a leading direct marketer of over 50,000 computer and related products, including hardware and peripherals, software, networking products and accessories. We offer brand name computer products from Apple, Compaq, Canon, Epson, Hewlett-Packard, IBM, Intel, Lotus, Microsoft, NEC, Novell, Toshiba and 3Com, among others.

     Our high volume, cost-efficient operation, supported by our proprietary information technology systems, enables us to offer our products at competitive prices with value-added service. We emphasize customer service and technical support, including custom configuration capability. We employ experienced telemarketing account managers and certified software and hardware technicians who are knowledgeable about our customers' needs and our products.

BUSINESS OPERATIONS

     We distribute our products primarily through direct marketing to end-users within the United States. In particular, we target our marketing efforts towards current and prospective commercial customers with a focus on business, government, educational, institutional and home office users. We believe that these entities and persons have a high level of product knowledge and are most likely to purchase sophisticated systems and products through our direct marketing format. We efficiently market the CDW brand name and our products and services through our branding campaign, various direct marketing techniques and www.cdw.com, our Web site. Our direct marketing techniques include catalog mailing programs, telemarketing and national advertising in computer magazines. Our proprietary information technology systems and innovative use of database management techniques allow us to identify potential customers and develop productive, cost-effective direct marketing and database marketing strategies for existing and potential customers.

     We extend credit to business, government and institutional customers under certain circumstances based upon their financial strength. Typically, we grant such customers net 30 day credit terms. The balance of our sales are made primarily through credit cards and for cash-on-delivery. As of April 1999, we also provide leasing services to our customers through a 50-percent owned joint venture. See "Recent Developments" on page 3.

     Our combined corporate office, sales center, distribution facility and retail show room is located at 200 North Milwaukee Avenue, Vernon Hills, Illinois 60061 and our telephone number is (847) 465-6000. Our Internet address is http://www.cdw.com. Our web site is not a part of this Prospectus.

     We also operate a sales office in Buffalo Grove, Illinois, a retail showroom in Chicago, Illinois and a government sales office in Chantilly, Virginia. In addition, we recently announced plans to open another sales office this spring in downtown Chicago, Illinois. See "Recent Developments" on page 3.

BUSINESS STRATEGY

     Our goal is to provide complete computing solutions to our customers and enhance our position as a leading direct marketer of brand name computer hardware and peripherals, software, networking products and accessories in the United States. We focus on maintaining a low cost operating model to generate repeat sales and attract new sales by offering quality products at competitive prices, with outstanding service such as same-day shipping, custom configuration and after-sale technical support. The key elements of our business strategy are as follows:

     - Provide personalized service and expertise through highly trained and knowledgeable account managers;

     - Emphasize the CDW advantage through outstanding customer service and technical support;

     - Offer competitive pricing for a diverse offering of brand name products;

     - Use our proprietary information technology systems and database management techniques to qualify potential customers and develop productive direct marketing and database marketing strategies for existing and potential customers;

     - Enhance purchases by offering customized solutions, including add-on products and custom configurations; and

     - Increase the number of our account managers, while enhancing their development and productivity through extensive and continuous training.

                              RECENT DEVELOPMENTS

     In order to attract and retain more account managers and service more commercial accounts, we recently announced plans to open another sales office in Chicago, Illinois. The two-floor office space totaling approximately 72,000 square feet will accommodate more than 500 account managers. We believe this new sales office will enhance our ability to attract and retain account managers because the downtown location is a desirable work environment. We plan to expand our current 744-member salesforce to approximately 800 by year-end and to approximately 1,050 to 1,150 by the end of 2000. However, our ability to attract and retain additional account managers and expand our salesforce generally may be hampered by the tight labor market which presently exists. We hope to overcome these labor market conditions by offering career development opportunities, high earnings potential, excellent benefits and a fun and challenging work environment.

     In April 1999, we formed a joint venture with First Portland Corporation ("FirstCorp") to provide captive leasing services to our customers. FirstCorp is a full-service leasing organization that has provided leasing solutions to our customers for more than three years. FirstCorp provides leasing management services to the joint venture. We contributed $100,000 and have committed to loan up to an additional $10 million to the joint venture on a secured basis to fund new leases initiated by the joint venture. The net earnings of the joint venture are allocated 50-percent to us and 50-percent to FirstCorp.

                                  THE OFFERING

Shares Offered by the Selling Shareholders..........  100,000(1)
Use of Proceeds.....................................  All of the net proceeds will be paid to the selling shareholders. We will not
                                                      receive any proceeds from the offering.
                                                      See "Use of Proceeds."
Nasdaq National Market Symbol.......................  CDWC

-------------------------

(1) The shares of Common Stock offered by the selling shareholders constitute shares subject to stock options granted under Nonstatutory Stock Option Agreements. The stock options become exercisable in installments as follows: 25% on January 1, 2000, 25% on January 1, 2001 and 50% on January 1, 2002. The selling shareholders need not exercise the stock options on or after these dates, but any unexercised stock options will expire on September 5, 2016. See "Selling Shareholders" and "Plan of Distribution" on page 13.
                           -------------------------

                     SELECTED FINANCIAL AND OPERATING DATA
          (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)

     The information in the following table is based on historical financial information contained in this Prospectus and contained in our prior filings with the Securities and Exchange Commission ("SEC"), including our report on Form 10-Q for the period ended September 30, 1999. The following financial information should be read in conjunction with the historical financial information, including the notes that accompany such financial information.

                     SELECTED FINANCIAL AND OPERATING DATA
          (IN THOUSANDS, EXCEPT PER SHARE AND SELECTED OPERATING DATA)

                                                           TWELVE MONTHS                            NINE MONTHS ENDED
                                                         ENDED DECEMBER 31,                           SEPTEMBER 30,
                                      --------------------------------------------------------   -----------------------
                                        1994       1995       1996        1997         1998         1998         1999
                                      --------   --------   --------   ----------   ----------   ----------   ----------
INCOME STATEMENT DATA:
Net sales...........................  $413,270   $628,721   $927,895   $1,276,929   $1,733,489   $1,256,256   $1,819,972
Cost of sales.......................   359,274    548,568    805,413    1,106,124    1,513,314    1,096,539    1,591,705
                                      --------   --------   --------   ----------   ----------   ----------   ----------
Gross profit........................    53,996     80,153    122,482      170,805      220,175      159,717      228,267
Selling and administrative
  expenses..........................    34,617     49,175     64,879       90,315      115,537       84,350      118,423
Exit charge(1)......................        --         --      4,000           --           --           --           --
                                      --------   --------   --------   ----------   ----------   ----------   ----------
Income from operations..............    19,379     30,978     53,603       80,490      104,638       75,367      109,844
Other income (expense), net.........       511      2,020      3,281        4,018        4,373        3,277        3,049
                                      --------   --------   --------   ----------   ----------   ----------   ----------
Income before income taxes..........    19,890     32,998     56,884       84,508      109,011       78,644      112,893
Income tax provision................     7,777     12,939     22,484       33,507       43,170       31,145       44,706
                                      --------   --------   --------   ----------   ----------   ----------   ----------
Net income..........................  $ 12,113   $ 20,059   $ 34,400   $   51,001   $   65,841   $   47,499   $   68,187
                                      ========   ========   ========   ==========   ==========   ==========   ==========
Net income per share(2)
    Basic...........................  $   0.30   $   0.48   $   0.80   $     1.18   $     1.53   $     1.10   $     1.58
    Diluted.........................  $   0.30   $   0.48   $   0.79   $     1.17   $     1.51   $     1.09   $     1.55
Weighted average number of common
  and common equivalent shares
  outstanding(2)
    Basic...........................    40,006     42,052     43,050       43,050       43,062       43,086       43,104
    Diluted.........................    40,006     42,160     43,570       43,408       43,504       43,404       43,972
SELECTED OPERATING DATA:
Average invoice size................  $    590   $    630   $    704   $      704   $      780   $      775   $      901
Number of invoices (in thousands)...       700        998      1,318        1,814        3,367        1,731        2,128
Customers serviced (in thousands)...       274        374        462          575          634          499          469
Net sales per co-worker (in
  thousands)........................  $  1,223   $  1,364   $  1,459   $    1,490   $    1,392   $    1,377   $    1,433
Inventory turnover..................      22.2       21.7       23.4         21.4         24.0         25.0         28.0
Accounts receivable -- days sales
  outstanding.......................      20.7       21.8       22.6         25.0         32.2         29.5         36.4

                                                         DECEMBER 31,                               SEPTEMBER 30,
                                   --------------------------------------------------------   -------------------------
                                     1994       1995       1996        1997         1998         1998          1999
                                   --------   --------   --------   ----------   ----------   -----------   -----------
FINANCIAL POSITION:
Working capital..................  $ 49,217   $ 99,127   $123,614   $  167,421   $  228,730   $  208,720    $  306,831
Total assets.....................    77,860    132,929    198,830      269,641      341,821      318,584       480,843
Total debt and capitalized lease
  obligations....................        --         --         --           --           --           --            --
Total shareholders' equity.......    55,843    106,161    141,622      199,866      270,763      250,024       352,465

---------------

(1) This charge relates to a $4,000,000 pre-tax, non-recurring charge for estimated costs to vacate and sublease our leased facility in Buffalo Grove, Illinois. We vacated the Buffalo Grove facility and moved to our new facility in Vernon Hills, Illinois in the third quarter of 1997.

(2) All share and per share amounts have been restated for our two-for-one stock split dated May 19, 1999.

                                  RISK FACTORS

     In addition to the other information contained in this Prospectus or incorporated in this Prospectus by reference, you should carefully consider the following factors before making an investment in the Common Stock offered by the selling shareholders.

WE MAY BE UNABLE TO SUSTAIN OUR RAPID GROWTH

     Since our formation in June 1984, we have experienced rapid growth. We intend to pursue the continuation of this growth through the following:

     - further developing our marketing programs;

     - hiring additional account managers, technical support personnel and operations personnel; and

     - investing in additional facilities and systems.

     However, we cannot be certain that our growth rate will continue at a rapid pace even if we effectively implement these programs and initiatives. Furthermore, our success will, in part, depend upon our ability to manage our growth effectively. There are many external factors which could affect our business and growth. These factors include:

     - the spending pattern of existing and prospective customers;

     - the cyclical nature of capital expenditures of businesses;

     - new competitors and new forms of competition;

     - the successful development of new technology and products by developers and manufacturers;

     - the impact of the Year 2000 (or "Y2K") transition for our vendors and customers; and

     - other general economic trends.

     As a result, future revenue and profit increases could occur at moderating rates. There can be no assurance that our rapid growth will continue in the future.

THE SUCCESS OF OUR BUSINESS DEPENDS ON THE CONTINUING DEVELOPMENT, MAINTENANCE AND OPERATION OF OUR INFORMATION TECHNOLOGY SYSTEM

     Our success is dependent on the accuracy and proper utilization of our information technology systems, including our business application systems, Internet servers and applications and telephone system. The quality and our utilization of the information generated by our information technology systems affects, among other things, our ability:

     - to manage our inventory and accounts receivable;

     - to purchase, sell, ship and invoice our products efficiently and on a timely basis; and

     - to maintain our cost-efficient operating model.

     We recognize the need to continually upgrade our information technology systems to most effectively manage our operations and customer data base. In that regard, we anticipate that we will, from time to time, require software and hardware upgrades for our present information technology systems. We believe that our present information technology systems, coupled with ongoing enhancements, are sufficient to sustain our present operations and our anticipated growth for the foreseeable future. However, our business will be harmed if we are unable to continue to develop and maintain the adequacy of our information technology systems, or if they fail.

     We do not currently have redundant computer or telephone systems and any interruption in such systems could also harm our operations. In conjunction with our new facility in downtown Chicago, Illinois, we plan to implement redundant computer and telephone systems.

OUR SALES ARE DEPENDENT ON THE CONTINUED DEVELOPMENT OF NEW TECHNOLOGIES AND PRODUCTS

     The computer industry has evolved as a result of the development of new technologies which are translated by manufacturers into new products and applications. We have been and will continue to be dependent on the continued development of new technologies and products by our vendors, as well as the acceptance of such technologies and products by end-users. A decrease in the rate of development of new technologies and new products by manufacturers, or the lack of acceptance of such technologies and products by end-users, could have a material adverse effect on our growth prospects and results of operations.

OUR BUSINESS DEPENDS ON OUR VENDORS AND THE AVAILABILITY OF OUR PRODUCTS

     We purchase products for resale both directly from manufacturers and indirectly through distributors and other sources. We are generally authorized by manufacturers to sell via direct marketing all or some of the products offered by the manufacturer. Our authorization with each manufacturer is generally subject to specific terms and conditions regarding such things as product return privileges, price protection policies, purchase discounts and vendor incentive programs such as purchase rebates and cooperative advertising reimbursements. From time to time, vendors may change these terms and conditions. The implementation of such changes could have a negative impact on us. Additionally, some products are subject to manufacturer allocation, which limits the number of units of such products available to resellers, including us. Our business and results of operations may be adversely affected if the terms and conditions of our authorizations are significantly modified or if the manufacturer terminates our authorization. In addition, the relocation of key distributors utilized in our just-in-time purchasing model could adversely impact our results of operations.

     Sales of Compaq, Hewlett Packard, IBM, Microsoft and Toshiba products comprise a substantial portion of our sales. The loss of any of these vendors or other vendors could have an adverse effect on us.

     Vendors currently provide us with trade credit as well as substantial incentives in the form of discounts, rebates, credits, and cooperative advertising reimbursements. A reduction in, discontinuance of, or significant delay in receiving trade credit or incentives could adversely affect our profitability and cash flow.

OUR RATE OF SALES GROWTH AND OUR OPERATING RESULTS COULD BE ADVERSELY AFFECTED IF WE ARE NOT ABLE TO EXPAND AND RETAIN OUR ACCOUNT MANAGERS

     Our statistics show that the level of sales achieved by our account managers increases with the number of months of experience they have with us. New account managers generally require several years of experience before they generate the same level of sales as our more seasoned account managers. If the turnover rate of account managers leaving our organization increases from historical levels or if the sales volumes achieved by our account managers do not increase with experience, our level of sales growth could be negatively affected.

SUBSTANTIAL COMPETITION COULD REDUCE OUR MARKET SHARE AND HARM OUR FINANCIAL PERFORMANCE

     The microcomputer products industry is highly competitive. We compete with a large number and variety of resellers of computer and related products, including the following:

     - Traditional computer retailers;

     - Computer superstores, such as Comp USA;

     - Consumer electronic and office supply superstores, such as Best Buy, Circuit City, Office Depot, Office Max and Staples;

     - Mass merchandisers, such as Wal-Mart and Sears;

     - National direct marketers, such as Creative Computers, Insight Enterprises, MicroWarehouse, Multiple Zones and PC Connection;

     - Value-added resellers;

     - Manufacturers who sell direct to end-users, such as Dell, Gateway and Micron;

     - Corporate resellers, such as CompuCom and Inacom; and

     - Internet resellers, such as Buy.com, Cyberian Outpost and Value America.

     In addition, as a result of improving technology, some software manufacturers have developed and may continue to develop sales methods that allow customers to download software programs and packages directly onto the customer's system through the use of modem telecommunications. Due to the proliferation of commerce on the Internet, our existing competitors have grown, and may continue to grow, at a rapid pace. New competitors may find it easier to commence operations, thereby increasing the number of available sources of supply for our customers.

     Several of our current and potential competitors are larger and have substantially greater resources than we do. Additionally, several competitors in the Internet reselling and direct marketing industries have raised capital in the public markets through initial and subsequent public offerings. The increased visibility of these companies and their access to the capital markets may improve their market position and their ability to compete with us.

     We believe that competition may increase in the future, which could require us to reduce prices, increase advertising expenditures or take other actions which may have an adverse effect on our operating results. In particular, decreasing prices of computers and related products, resulting from competition and technological changes, requires us to sell a greater number of products to achieve the same level of net sales and gross profit. If such trend continues and if we are unable to attract new customers and sell increased quantities of products, our sales and earnings growth rates could be adversely affected.

WE ARE EXPOSED TO INVENTORY RISKS

     We are exposed to inventory risks as a result of the rapid technological changes that affect the market and pricing for the products we sell. We seek to minimize our inventory exposure through a variety of inventory management procedures and policies, including vendor price protection and product return programs. However, if we are unable to continue our practices, if there are unforeseen product developments, or if vendors change their terms and conditions, our operations will be adversely affected.

     We periodically take advantage of cost savings associated with certain opportunistic bulk inventory purchases. Such opportunistic bulk purchases could increase our exposure to inventory obsolescence. Additionally, if such opportunistic bulk purchases are not available in the future, it could have a negative impact on our sales growth and gross profit.

YEAR 2000 ISSUES MAY HARM OUR BUSINESS.

     The Year 2000 (or "Y2K") issue is the result of computer programs being written using two digits rather than four digits to define the applicable year. Any of our computer programs that have date-sensitive software may recognize a date using "00" as the year 1900 rather than 2000. This could result in a system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices, or engage in similar normal business activities.

     We have established a Year 2000 project designed to make all our hardware and software systems Year 2000 compliant by December 31, 1999, and also to assess the Year 2000 readiness of companies on which we rely. Given the current information, we do not anticipate that Year 2000 project costs will have a material impact on us.

     The failure to correct an internal Year 2000 issue could result in an interruption in, or a failure of, our normal business activities and operations. Also, if a company on which we rely fails to be Year 2000 compliant, or if a conversion by another company is not compatible with our systems, it could have an adverse impact on our business activities and operations. However, as of January 6, 2000, we have not experienced any system failures as a result of Year 2000 issues that would negatively impact our business operations. Similarly, as of January 6, 2000, we have not identified any material Year 2000 compliance issues with respect to any of our vendors or other companies on which we rely.

     Since our business is based entirely on selling computer and related products, any perceived Year 2000 threat may cause our customers to decrease or stop their purchases of our products until the Year 2000 threat has diminished. This could result in lower sales levels during the first quarter of 2000. Furthermore, if Year 2000 issues cause problems for our customers, those customers may refrain from new purchases of computer products until they have fixed their problems. This also could negatively impact our sales in the periods after January 1, 2000.

     Based on existing conditions, it does not appear that Year 2000 issues will have a material impact on our business operations or financial results.

OUR FUTURE OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY

     We may experience significant variations in our future quarterly results of operations. These fluctuations may result from many factors, including the condition of the computer industry in general, shifts in demand and pricing for hardware and software products, and the introduction of new products or upgrades. Our operating results are also highly dependent upon our level of gross profit as a percentage of net sales. Our gross profit fluctuates due to numerous factors, including our pricing strategies, market conditions and other factors, which may be outside of our control. Such factors include:

     - changes in prices from suppliers;

     - the availability of price protection rebate and incentive programs from suppliers;

     - general market and competitive conditions;

     - the relative mix of products sold during the period; and

     - the availability of opportunistic purchases.

THE VOLATILITY OF THE UNITED STATES STOCK MARKET, AND THE TECHNOLOGY SECTOR IN PARTICULAR, MAY AFFECT THE MARKET PRICE OF THE COMMON STOCK

     The technology sector of the United States stock markets has experienced substantial volatility in recent periods. Numerous conditions which impact the technology sector or the stock market in general could adversely affect the market price of the Common Stock, regardless of whether or not such conditions relate to or reflect upon our operating performance.

A NATURAL DISASTER OR OTHER ADVERSE OCCURRENCE AT OUR PRIMARY FACILITY COULD DAMAGE OUR BUSINESS

     Historically, we have operated our business from a primary facility which is a combined sales, corporate office, warehouse and showroom facility. Although we have other sales office locations and have current plans to open another sales office in Chicago, Illinois, substantially all of our corporate functions and distribution facilities are located in Vernon Hills, Illinois. As a result, a natural disaster or other such adverse occurrence at our primary facility in Vernon Hills, Illinois could negatively impact our business.

WE ARE HIGHLY DEPENDENT ON OUR KEY PERSONNEL

     Our success depends to a significant extent upon the efforts and abilities of our senior management team, particularly those executive officers who also serve as directors. Each of our executive officers who serves as a director is subject to an employment agreement. Further, we have various programs in place to motivate, reward and retain our management team, including annual incentive plans, restricted stock plans and stock option plans. However, the loss of service of one or more of these persons could have an adverse effect on our business. Our success and plans for future growth will also depend on our ability to hire, train and retain skilled co-workers in all areas of our business.

WE COULD INCUR INCREASED COSTS IF WE DO NOT CONTINUE TO SUBLEASE OUR VACATED BUFFALO GROVE FACILITY

     In July 1997, we relocated our primary facility to Vernon Hills, Illinois and vacated our Buffalo Grove, Illinois facility. We recorded a $4.0 million pre-tax, non-recurring charge to operating results for exit costs in the first quarter of 1996. The exit costs consist primarily of our estimated cost to sublease the vacated facility (including holding costs), the estimated costs of restoring the building to its original condition, and certain asset write-offs resulting from the relocation.

     We reopened the office portion of the Buffalo Grove facility during the fourth quarter of 1998 as a sales office. We sublet the warehouse and showroom portions of the Buffalo Grove facility to a third party for the period from June 15, 1999 through the end of the lease term on December 31, 2003. However, the third party sublessee recently filed a Chapter 11 petition for reorganization under the bankruptcy laws. In the event the sublessee does not affirm the sublease or is unable to complete the lease term, the remaining exit liability of $2.3 million as of September 30, 1999 may not be adequate to cover our actual costs. Any excess costs would reduce our operating results.

MICHAEL P. KRASNY INFLUENCES ALL FUNDAMENTAL MATTERS AFFECTING US

     Michael P. Krasny, our Chairman and Chief Executive Officer, and trusts and entities controlled by Mr. Krasny and created for the benefit of Mr. Krasny's family and certain of our co-workers possess up to 52.33% of the total combined voting power of the outstanding Common Stock. Accordingly, Mr. Krasny is able to determine the outcome of all corporate decisions, effect all corporate transactions (including mergers, consolidations and the sale of all or substantially all of our assets), or prevent or cause a change in control in the Company without the consent of the other holders of the Common Stock.

SALES OF SHARES OF OUR COMMON STOCK INTO THE PUBLIC MARKET BY MICHAEL P. KRASNY AND CO-WORKERS PARTICIPATING IN OUR EMPLOYEE BENEFIT PLANS COULD ADVERSELY AFFECT THE MARKET PRICE OF OUR COMMON STOCK

     Mr. Krasny controls approximately 22.7 million shares of our Common Stock. This includes approximately 16.9 million shares owned directly and indirectly by Mr. Krasny and approximately 5.8 million restricted shares and shares subject to stock options that Mr. Krasny granted out of his personal holdings in 1993 to certain co-workers.

     In addition to the plans established by Mr. Krasny, we have adopted other employee benefit plans (including the Nonstatutory Stock Option Agreements to which this Prospectus relates) pursuant to which we are authorized to issue up to approximately 8.7 million shares of our Common Stock upon the exercise of stock options. As of December 31, 1999, approximately 300,000 shares had been issued pursuant to the exercise of stock options under these Company-sponsored plans. Approximately 5.3 million additional shares were subject to stock options under these plans which were granted but had not yet been exercised.

     We have registration statements currently in effect which cover all of the shares described above, except for the 16.9 million shares owned by Mr. Krasny and his family, 5.2 million of the shares under the plans established out of Mr. Krasny's personal holdings and approximately 500,000 shares subject to stock options under company-sponsored plans for certain of our officers and managers. Our co-workers may sell the registered shares into the public market when the shares and options vest. The vesting schedules vary depending on the terms of the plans pursuant to which the shares and options were granted, but typically vest in increments on January 1st of each year.

     The shares owned outright by Mr. Krasny and shares under our employee benefit plans which are not registered constitute "restricted shares" for purposes of the Securities Act of 1933. However, these restricted shares may also be sold in the future, subject to the volume limitations imposed by Rule 144 under the Securities Act of 1933. Also, we may decide to file one or more registration statements enabling the holders of restricted shares to sell such shares into the public market.

     If Mr. Krasny and co-workers participating in our employee benefit plans sell a substantial number of shares into the public market, the market price of our Common Stock could be adversely affected.

SHIPPING, POSTAGE AND PAPER COSTS COULD INCREASE OUR OPERATING EXPENSES

     We ship our products to customers generally by Airborne, FedEx, RPS, United Parcel Service and other overnight delivery and surface services. We generally invoice customers for shipping and handling charges. If we are unable to pass on to our customers future increases in the cost of commercial delivery services, our operating results will be adversely affected. Additionally, strikes or other service interruptions by such shippers could adversely affect our ability to market or deliver product on a timely basis.

     We incur substantial paper and postage costs related to our marketing activities. These costs are partially offset by cooperative advertising rebates from vendors. However, any increases in postal or paper costs, or decreases in cooperative advertising rebates, could have an adverse effect on our operating results.

STATE SALES TAX COLLECTION OBLIGATIONS COULD INCREASE OUR ADMINISTRATIVE
EXPENSES

     We currently collect sales/use tax only on sales of products to non-exempt residents of the State of Illinois. Various states have sought to require the collection of state sales/use taxes on the sale of products shipped to the taxing state's residents by mail order companies. The United States Supreme Court has ruled that no state, absent Congressional legislation, may impose tax collection obligations on an out-of-state mail order company whose only contacts with the taxing state are the distribution of catalogs and other advertisement materials through the mail and the delivery of purchased goods by U.S. mail or interstate common carriers.

     Due to the proliferation of Internet sales and other factors, certain states may also attempt to impose tax collection obligations on Internet commerce vendors, such as us. We cannot predict the level of contact, including Internet activities, with any state which would give rise to future or past tax collection obligations within the parameters of the Supreme Court cases. Although a few state court cases have imposed tax collection obligations on certain out-of-state companies, we believe our operations are different from the operations of the companies in those cases and thus do not give rise to tax collection obligations.

     Additionally, in the past several years, certain legislation has been introduced on several occasions in the United States Congress which, if passed, would impose state sales/use tax collection obligations on out-of-state mail order companies such as us, whose sales to residents of the taxing state exceed $100,000 per year in the aggregate. Our mail order sales to such states currently exceed this level.

     If Congress enacts legislation that permits states to impose tax collection obligations on out-of-state mail order companies like us, or we are deemed to have a physical presence in one or more states, additional tax and collection obligations may be imposed on us. This would likely result in additional costs and administrative expenses to us, and price increases to the customers, and could reduce demand for our products, any or all of which would adversely affect our operating results.

WE ARE EXPOSED TO THE RISKS OF A GLOBAL MARKET

     A portion of our products are either produced in, or have major components produced in, the Asia Pacific region. While we do not have business relationships with companies located in the region directly, we do engage in U.S. Dollar denominated transactions with U.S. divisions and subsidiaries of these companies. As a result, we may be indirectly affected by risks associated with international events, including economic and labor conditions, political instability, tariffs and taxes, availability of products and currency fluctuations in the U.S. Dollar versus the regional currencies.

     Countries in the Asia Pacific region, including Japan, have experienced weaknesses in their currency, banking and equity markets from time to time. These weaknesses could adversely affect the supply and price of products and components and ultimately, our results of operations.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This Prospectus and the information incorporated by reference in this Prospectus include "forward looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act"). We intend that the forward-looking statements be covered by the safe harbor provisions for forward-looking statements in these sections. In some cases, you can identify these statements by our use of forward-looking words such as "may," "will," "should," "anticipate," "estimate," "expect," "plan," "believe," "predict," "potential" or "intend." You should be aware that these statements only reflect our expectations. Actual events or results may differ substantially from our expectations. Important factors that could cause our actual results to be materially different from our expectations include those discussed in this Prospectus under the caption "Risk Factors." We undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of the Common Stock by the selling shareholders. All of the net proceeds will be paid to the selling shareholders.

                  LIMITATION OF LIABILITY AND INDEMNIFICATION
                  OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS

LIMITATIONS OF DIRECTOR LIABILITY

     Section 2.10(b)(3) of the Illinois Business Corporation Act permits corporations to limit or eliminate the personal liability of directors to corporations and their shareholders for monetary damages for breach of directors' fiduciary duty of care. Our articles of incorporation limit the liability of our directors to us or our shareholders to the full extent provided by the law. Specifically, our directors are not personally liable for monetary damages to us or our shareholders for breach of the director's fiduciary duty as a director, except for liability for:

     - any breach of the director's duty of loyalty to us or our shareholders;

     - acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 9.10 of the Illinois Business Corporation Act; and

     - any transaction from which the director derived an improper personal benefit.

     These provisions in our articles of incorporation do not eliminate a director's duty of care and do not affect the availability of equitable remedies such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty. Further, these provisions probably would not bar claims against a director for violation of the federal securities laws, since the SEC has informed us that such a limitation of a director's liability is against public policy.

INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS

     Section 8.75 of the Illinois Corporation Act permits corporations to indemnify directors, officers, employees and agents against any expense, liability or loss to which they may become subject, or which they may incur as a result of being or having been a director, officer, employee or agent of the corporation.

In reliance on this statutory provision, our bylaws provide that we are required to indemnify our directors, officers, employees and agents to the maximum extent permitted by law. In addition, we are required to advance or reimburse directors and officers for expenses incurred by them relating to indemnifiable claims. We also maintain directors' and officers' liability insurance, which covers liabilities under the federal securities laws.

                                DIVIDEND POLICY

     We have not declared or paid cash dividends on our Common Stock. We currently intend to retain all of our earnings, if any, for use in our business and do not anticipate paying any cash dividends in the foreseeable future. The payment of any future dividends will be at the discretion of our board of directors and will depend upon a number of factors, including future results of operations, financial condition, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

                          PRICE RANGE OF COMMON STOCK

     The following table shows for the period indicated the high and low sales prices for our Common Stock (as adjusted for stock splits) for the periods indicated as reported by the Nasdaq National Market.

                                                                         PRICE RANGE
                                                             -----------------------------------
                       QUARTER ENDED                              HIGH                 LOW
                       -------------                              ----                 ---
March 31, 1997.............................................  $35                  $21 7/16
June 30, 1997..............................................  28 7/8               19 13/16
September 30, 1997.........................................  39                   26 1/2
December 31, 1997..........................................  34 7/8               21 13/32

March 31, 1998.............................................  35 3/8               23 3/4
June 30, 1998..............................................  30 3/4               19 1/8
September 30, 1998.........................................  27 1/2               18
December 31, 1998..........................................  51 15/16             21 5/8

March 31, 1999.............................................  61 5/8               30 31/32
June 30, 1999..............................................  50 1/8               27 15/16
September 30, 1999.........................................  56 3/8               42 1/2
December 31, 1999..........................................  80                   47

March 31, 2000 (through January 6, 2000)...................  79 3/4               64 3/4

     On January 6, 2000, the last reported sale price of our Common Stock was $65.56 per share.

                              SELLING SHAREHOLDERS

     The following table sets forth information regarding the beneficial ownership of our Common Stock by the selling shareholders as of December 31, 1999.

                                           PRIOR TO OFFERING                            AFTER OFFERING(3)
                                       -------------------------     NUMBER OF        ----------------------
                                       NUMBER OF                    SHARES BEING      NUMBER OF
                NAME                   SHARES(1)         PERCENT     OFFERED(2)        SHARES        PERCENT
                ----                   ---------         -------    ------------      ---------      -------
Harry J. Harczak, Jr.(4).............   56,562               *         50,000           6,562            *
James R. Shanks(5)...................   56,062               *         50,000           6,062            *

-------------------------
  *  Less than 1%.

 (1) These figures are comprised of three components: (i) shares of our Common Stock which are owned as of December 31, 1999; (ii) shares of our Common Stock reserved under options which either had already vested or vest within 60 days of December 31, 1999 (other than those to which this Prospectus relates); and (iii) shares of our Common Stock subject to stock options granted under the Nonstatutory Stock Option Agreements to which this Prospectus relates, even though not all of the stock options vest within 60 days of December 31, 1999.

 (2) These figures represent shares of Common Stock subject to stock options granted to the selling shareholders under Nonstatutory Stock Option Agreements which may be sold pursuant to this Prospectus. The stock options vest in installments as follows: 25% on January 1, 2000, 25% on January 1, 2001 and 50% on January 1, 2002. Because the selling shareholders are officers, upon exercising the stock options, the selling shareholders can only sell the shares during our mandated trading windows (a period of 45 days beginning 3 full days from the date we release our quarterly earnings).

 (3) This assumes that all shares offered by the selling shareholders under this Prospectus are sold and that no other transactions are effected by the selling shareholders.

 (4) Mr. Harczak is our Chief Financial Officer and Treasurer (Principal Financial Officer).

 (5) Mr. Shanks is our Chief Information Officer.

                              PLAN OF DISTRIBUTION

     The shares of Common Stock offered pursuant to this Prospectus are subject to stock options granted to the selling shareholders under Nonstatutory Stock Option Agreements. The stock options vest in installments over the next two years. Stock options for a total of 25,000 shares vested on January 1, 2000, and the remaining stock options vest for 25,000 shares on January 1, 2001 and 50,000 shares on January 1, 2002. Future vesting assumes that the selling shareholders continue to be our co-workers. In the event a selling shareholder's employment with us does not continue for reasons other than death or disability, he will forfeit any unvested stock options.

     When the Registration Statement of which this Prospectus is a part becomes effective, the selling shareholders will be entitled to sell the shares of Common Stock as they vest in and exercise their stock options. The selling shareholders need not exercise their stock options as they vest, but any unexercised stock options will expire on September 5, 2016. Upon exercising stock options, a selling shareholder may sell such shares at any time during each quarter within our mandated trading windows (a period of 45 days beginning 3 full days from the date we release our quarterly earnings), provided that the selling shareholder is not then in possession of material, nonpublic information.

     The selling shareholders may sell the shares of Common Stock from time to time in one or more transactions (which may include block transactions, ordinary brokered transactions, transactions in which brokers solicit purchase and transactions directly with the market makers) on the Nasdaq National Market. The selling shareholders may sell the shares of Common Stock in negotiated transactions or otherwise at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. Brokers and dealers engaged by the selling shareholders may receive commissions or discounts from the selling shareholders. The selling shareholders are responsible for any commissions, discounts or fees of brokers, dealers or agents, and any transfer taxes applicable to the shares sold by the selling shareholders pursuant to this Prospectus.

     There is no assurance that the selling shareholder will sell any of the Common Stock offered pursuant to this Prospectus.

                            VALIDITY OF COMMON STOCK

     The validity of the shares of Common Stock offered by the selling shareholders is being passed upon for us by Patzik, Frank & Samotny Ltd., Chicago, Illinois.

                                    EXPERTS

     Our financial statements incorporated in this Prospectus by reference to our Annual Report on Form 10-K for the year ended December 31, 1998 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on their authority as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

     This Prospectus is part of a Registration Statement that we filed with the SEC. The Registration Statement, including the attached exhibits, contains additional information about us and our Common Stock. The rules and regulations of the SEC allow us to omit some of the information included in the Registration Statement from this Prospectus. In addition, we file reports, proxy statements and other information with the SEC under the Exchange Act. You may read and copy any of this information at the following locations of the SEC:

Public Reference Room       New York Regional Office      Chicago Regional Office
450 Fifth Street, N.W.      7 World Trade Center          Citicorp Center
Room 1024                   Suite 1300                    500 West Madison Street
Washington, D.C. 20549      New York, New York 10048      Suite 1400
                                                          Chicago, Illinois 60612-2511

     You may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1-800-SEC-0330.

     The SEC also maintains an Internet web site that contains reports, proxy statements and other information regarding issuers, like us, that file electronically with the SEC. The address of the that site is http://www.sec.gov. The SEC file number for our documents filed under the Exchange Act is 0-21796.

     The SEC allows us to "incorporate by reference" information into this Prospectus. This means we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this Prospectus, except for any such information that is superseded by information included directly in this document.

     This Prospectus incorporates by reference the documents listed below that we have previously filed or will file with the SEC:

     - Our Annual Report on Form 10-K for the year ended December 31, 1998;

     - Our Quarterly Report on Form 10-Q for the quarter ended March 30, 1999;

     - Our Quarterly Report on Form 10-Q for the quarter ended June 30, 1999;

     - Our Quarterly Report on Form 10-Q for the quarter ended September 30,
       1999;

     - Our Notice of Annual Meeting of Shareholders and Proxy Statement dated May 18, 1999;

     - The description of our Common Stock contained in our Registration Statement of Form 8-A filed May 19, 1993 registering our Common Stock under Section 12(g) of the Exchange Act; and

     - All documents filed with the SEC by us under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this Prospectus and before the offering is terminated, are considered to be part of this Prospectus, effective as of the date these documents are filed.

     In the event of conflicting information in these documents, you should consider the information in the latest filed document to be correct.

     You can obtain any of the documents listed above from the SEC, through the SEC's web site at the address described above, or directly from us, by requesting them in writing or by telephone at the following address:

                                  CDW Computer Center, Inc.
                                  200 North Milwaukee Avenue
                                  Vernon Hills, Illinois 60061
                                  Attn: Investor Relations
                                  (847) 465-6000

     We will provide a copy of any of these documents without charge, excluding any exhibits unless the exhibit is specifically listed as an exhibit to the Registration Statement of which this Prospectus is a part.

-------------------------------------------------------
-------------------------------------------------------

     NO PERSON IS AUTHORIZED TO GIVE ANY INFORMATION OR TO REPRESENT ANYTHING NOT CONTAINED IN THIS PROSPECTUS. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION OR REPRESENTATIONS. THIS PROSPECTUS IS AN OFFER TO SELL ONLY THE SHARES OFFERED HEREBY, BUT ONLY UNDER CIRCUMSTANCES AND IN JURISDICTIONS WHERE IT IS LAWFUL TO DO SO. THE INFORMATION CONTAINED IN THIS PROSPECTUS IS CURRENT ONLY AS OF ITS DATE.

                           -------------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Summary..................................    2
Risk Factors.............................    5
Cautionary Note Regarding Forward-Looking
  Statements.............................   11
Use of Proceeds..........................   11
Limitation of Liability and
  Indemnification of Directors, Officers,
  Employees and Agents...................   11
Dividend Policy..........................   12
Price Range of Common Stock..............   12
Selling Shareholders.....................   13
Plan of Distribution.....................   13
Validity of Common Stock.................   14
Experts..................................   14
Where You Can Find More Information......   14

-------------------------------------------------------
-------------------------------------------------------

-------------------------------------------------------
-------------------------------------------------------

                                   [CDW LOGO]

                           CDW COMPUTER CENTERS, INC.

                                 100,000 SHARES
                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                                JANUARY 7, 2000
                            ------------------------

-------------------------------------------------------
-------------------------------------------------------

                                    PART II

               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 3. INCORPORATION OF DOCUMENTS BY REFERENCE.

     The following documents filed with the Securities and Exchange Commission by CDW Computer Centers, Inc. (the "Registrant") are incorporated by reference in this Registration Statement:

          (A) Annual Report on Form 10-K for the fiscal year ended December 31, 1998;

          (B) Quarterly Reports on Form 10-Q for the quarters ended March 31, 1999, June 30, 1999 and September 30, 1999; and

          (C) The description of the Registrant's Common Stock set forth in the Registrant's registration statement on Form 8-A filed May 19, 1993 registering the Registrant's Common Stock under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any amendment or report filed for the purpose of updating any such description.

     All documents subsequently filed by the Registrant pursuant to Section 13(a) and (c) of the Exchange Act and any definitive proxy or information statements filed pursuant to Section 14 of the Exchange Act in connection with any subsequent shareholders' meeting and any reports filed pursuant to Section 15(d) of the Exchange Act prior to the filing of a post-effective amendment which indicates that all securities offered have been sold or which deregisters all securities that have not been sold, will be deemed to be incorporated by reference into this Registration Statement and to be a part hereof from the date of filing such documents.

ITEM 4. DESCRIPTION OF SECURITIES.

     Not Applicable.

ITEM 5. INTERESTS OF NAMED EXPERTS AND COUNSEL.

     Not Applicable.

ITEM 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     The indemnification provisions applicable to the directors of the Company are set out in Articles Nine and Ten of the Articles of Incorporation and
Article VII of the By-Laws, respectively, as follows:

     ARTICLES OF INCORPORATION:

     Ninth: The Corporation shall, to the full extent permitted by Section 8.75 of the Illinois Business Corporation Act, as amended from time to time, indemnify all persons whom it may indemnify pursuant thereto.

     Tenth: No director of the Corporation shall be personally liable to the Corporation or its shareholders for monetary damages for breach of his fiduciary duty as a director; provided, that nothing herein shall be construed to eliminate or limit the liability of a director; (a) for any breach of the director's duty of loyalty to the Corporation or its shareholders, (b) for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law, (c) under Section 8.65 of the Illinois Business Corporation Act, as amended, or (d) for any transaction from which the director derived an improper personal benefit.

     BYLAWS:

                                  ARTICLE VII

                               INDEMNIFICATION OF
                        DIRECTORS, EMPLOYEES AND AGENTS

     SECTION 1. The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment or settlement, conviction or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     SECTION 2. The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application, that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

     SECTION 3. To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     SECTION 4. Any indemnification under Sections 1 and 2 (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in Sections 1 and 2. Such determination shall be made (a) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceedings, or (b) if such a quorum is not obtainable, or, even if obtainable, a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (c) by the Stockholders.

     SECTION 5. Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding, as authorized by the Board of Directors in the specific case, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount, unless it shall ultimately be determined that he is entitled to be indemnified by the corporation authorized in this Article.

     SECTION 6. The indemnification provided by this article shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any contract, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

     SECTION 7. The corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of this Article.

ITEM 7. EXEMPTION.

     Not Applicable.

ITEM 8. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) EXHIBITS

EXHIBIT
  NO.                        DESCRIPTION OF DOCUMENT
-------                      -----------------------
  5        Opinion of Patzik, Frank & Samotny Ltd. re: validity of
           Common Stock
 23(a)     Consent of PricewaterhouseCoopers LLP Independent
           Accountants
 23(b)     Consent of Patzik, Frank & Samotny Ltd. (included in Exhibit
           5)
 24        Power of Attorney (included on page S-4)

(b) FINANCIAL STATEMENT SCHEDULE

     None.

ITEM 9. UNDERTAKINGS.

     (a) The undersigned Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the actual bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     (c) The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For purposes of determining any liability under the Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (d) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant hereby certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Village of Vernon Hills, State of Illinois, on January 6, 2000.

                                          CDW COMPUTER CENTERS, INC.

                                          By:     /s/ MICHAEL P. KRASNY
                                            ------------------------------------
                                                     Michael P. Krasny,
                                                Chief Executive Officer and
                                                         Secretary

     KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints each of Michael P. Krasny and Gregory C. Zeman and each of them acting alone, his true and lawful attorneys-in-fact or agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as they might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed on its behalf by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                     TITLE                        DATE
                  ---------                                     -----                        ----
            /s/ MICHAEL P. KRASNY                Chairman of the Board, Chief           January 6, 2000
---------------------------------------------    Executive Officer and Secretary
              Michael P. Krasny                  (Principal Executive Officer)

            /s/ GREGORY C. ZEMAN                 President and Director                 January 6, 2000
---------------------------------------------
              Gregory C. Zeman

             /s/ DANIEL B. KASS                  Vice President-Sales                   January 6, 2000
---------------------------------------------    and Director
               Daniel B. Kass

           /s/ MICHELLE L. COLLINS               Director                               January 6, 2000
---------------------------------------------
             Michelle L. Collins

            /s/ JOSEPH LEVY, JR.                 Director                               January 6, 2000
---------------------------------------------
              Joseph Levy, Jr.

              /s/ CASEY COWELL                   Director                               January 6, 2000
---------------------------------------------
                Casey Cowell

            /s/ DONALD P. JACOBS                 Director                               January 6, 2000
---------------------------------------------
              Donald P. Jacobs

          /s/ HARRY J. HARCZAK, JR.              Chief Financial Officer                January 6, 2000
---------------------------------------------    and Treasurer
            Harry J. Harczak, Jr.                (Principal Financial Officer)

          /s/ SANDRA M. ROUHSELANG               Controller                             January 6, 2000
---------------------------------------------    and Chief Accounting Officer
            Sandra M. Rouhselang                 (Principal Accounting Officer)

                               INDEX TO EXHIBITS

                                                                             SEQUENTIALLY
EXHIBIT                                                                        NUMBERED
NUMBER                           DESCRIPTION OF EXHIBITS                         PAGE
-------                          -----------------------                     ------------
     5     --  Opinion of Patzik, Frank & Samotny Ltd. re: validity of
               Common Stock
  23(a)    --  Consent of PricewaterhouseCoopers LLP, Independent
               Accountants
  23(b)    --  Consent of Patzik, Frank & Samotny Ltd. (included in Exhibit
               5)
    24     --  Power of Attorney (included on page S-4)